                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                              ----------------

                                  FORM 6-K
                          Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of
                     the Securities Exchange Act of 1934

                              ----------------

                     For the quarter ended July 31, 1999

                              ----------------

                          Barbeques Galore Limited
                               ACN 008 577 759


         327 Chisholm Road, Auburn, New South Wales, 2144, Australia

     Registrant's telephone number, including area code   61-2-9704-4177
                                                          --------------


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]


                 Form 20-F     X       Form 40-F
                          -----------            --------------

                              ----------------

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]


                    Yes                  No       X
                        ---------------     ----------------

================================================================================

                                  FORM 6-K

                     For the Quarter Ended July 31, 1999

                                    INDEX


PART 1.  FINANCIAL INFORMATION                                                             Page No.
                                                                                           -------
  ITEM 1.   Condensed Consolidated Balance Sheets as of July 31, 1999
            and January 31, 1999                                                               3

            Condensed Consolidated Statements of Income for the Three and Six Months
            Ended July 31, 1999 and 1998                                                       4

            Condensed Consolidated Statements of Cash Flows for the Six Months
            Ended July 31, 1999 and 1998                                                       5

            Notes to Condensed Consolidated Financial Statements                               6

  ITEM 2.   Management's Discussion and Analysis of Financial Condition and Results of
            Operations                                                                         8

  ITEM 3.   Quantitative and Qualitative Disclosures about Market Risk                        22

PART II.    OTHER INFORMATION

  ITEM 1.   Legal Proceedings                                                                 23

  ITEM 2.   Changes in Securities and Use of Proceeds                                         23

  ITEM 3.   Default Upon Senior Securities                                                    23

  ITEM 4.   Submission of Matters to a Vote of Security Holders                               23

  ITEM 5.   Other Information                                                                 23

  ITEM 6.   Exhibits and Current Reports on Form 6-K                                          24

  Signatures                                                                                  25

                        PART I    FINANCIAL INFORMATION

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS

ITEM 1.  Financial Statements.

                                                                                  January 31,         July 31,
In A$ thousands, except share data                                                    1999              1999
                                                                                ----------------  -----------------
                                                                                                    (Unaudited)
Assets
Current assets:
 Cash and cash equivalents                                                              $    811          $     30
 Accounts receivable, net of allowance of $480 at
    July 31, 1999 and $424 at January 31, 1999                                            11,916            10,646
 Inventories (note 2)                                                                     47,095            56,298
 Deferred income taxes                                                                     2,238             2,903
 Prepaid expenses and other current assets                                                 1,346             1,408
                                                                                        --------          --------
  Total current assets                                                                    63,406            71,285
Non-current assets:
 Receivables from affiliates                                                                 848               748
 Property, plant and equipment, net of accumulated depreciation of
    $21,534 at July 31, 1999 and $20,492 at January 31, 1999                              32,620            34,567
 Goodwill, net of accumulated amortization of $428 at July 31, 1999
    and $382 at January 31, 1999                                                           1,418             1,372
 Deferred income taxes                                                                     1,030             2,119
 Other non-current assets                                                                  1,880             1,564
                                                                                        --------          --------
  Total assets                                                                          $101,202          $111,655
                                                                                        ========          ========
Liabilities and shareholders' equity
Current liabilities:
 Bank overdraft                                                                 $            -            $  3,677
 Accounts payable and accrued liabilities                                                 16,753            21,073
 Payables to related parties                                                               1,060               781
 Payables to affiliates                                                                      168                 -
 Current maturities of long-term debt                                                        172                39
 Current portion of obligations under capital leases                                       2,029             2,059
 Income taxes payable                                                                      2,062                 -
                                                                                        --------          --------
  Total current liabilities                                                               22,244            27,629
Non-current liabilities:
 Long-term debt                                                                           24,171            29,106
 Obligations under capital leases, excluding current portion                               4,859             5,189
 Other long-term liabilities                                                                 815             1,485
                                                                                        --------          --------
   Total liabilities                                                                      52,089            63,409
                                                                                        --------          --------
Shareholders' equity:
 Ordinary shares, no par value - authorized 27,437,853 shares;
    4,541,652 issued shares                                                               40,733            40,733
 Accumulated other comprehensive income                                                    1,509               637
 Retained earnings                                                                         6,871             6,876
                                                                                        --------          --------
   Total shareholders' equity                                                             49,113            48,246
                                                                                        --------          --------
   Total liabilities and shareholders' equity                                           $101,202          $111,655
                                                                                        ========          ========


   See accompanying notes to the condensed Consolidated Financial Statements

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME


                                                                                             Six              Six
                                                      Three Months     Three Months        Months            Months
                                                          Ended            Ended            Ended            Ended
                                                        July 31,         July 31,         July 31,          July 31,
                                                          1998             1999             1998              1999
                                                     ---------------  ---------------  ---------------  ----------------
                                                                                (Unaudited)
In A$ thousands, except share and per share data

Net sales                                                    $54,433          $62,847          $91,177         $109,362
Cost of goods sold, warehouse, distribution and
  occupancy costs                                             36,492           42,033           61,609           74,837
                                                             -------          -------          -------         --------
Gross profit                                                  17,941           20,814           29,568           34,525
Selling, general and administrative expenses                  15,273           17,904           27,735           32,803
Store pre-opening costs                                          282              100              444              596
                                                             -------          -------          -------         --------
Operating income                                               2,386            2,810            1,389            1,126
Equity in income of affiliates, net of tax                       138              127              234              165
Interest expense                                                 446              568              834            1,087
                                                             -------          -------          -------         --------
Income before income tax                                       2,078            2,369              789              204
Income tax expense                                               802            1,033              300              199
                                                             -------          -------          -------         --------
Net income                                                     1,276            1,336              489                5
Other comprehensive income (loss)                                597              384            1,032             (872)
                                                             -------          -------          -------         --------
Net income (loss) after other comprehensive income
 (loss)                                                      $ 1,873          $ 1,720          $ 1,521         $   (867)
                                                             =======          =======          =======         ========
Basic earnings per share                                     $  0.28          $  0.29          $  0.11         $   0.00
                                                             =======          =======          =======         ========
Diluted earnings per share                                   $  0.28          $  0.29          $  0.11         $   0.00
                                                             =======          =======          =======         ========
Weighted average shares outstanding (in thousands)             4,542            4,542            4,542            4,542
                                                             =======          =======          =======         ========




   See accompanying notes to the condensed Consolidated Financial Statements

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                  Six Months                 Six Months
                                                                     Ended                     Ended
                                                                   July 31,                   July 31,
                                                                     1998                       1999
                                                           -------------------------  ------------------------
                                                                              (Unaudited)
In A$ thousands

Cash flows from operating activities:
 Net income                                                                $    489                   $     5
 Non-cash charges, net                                                        1,042                       359
 Changes in operating assets and liabilities:
 Receivables and prepaid expenses                                                99                       664
 Inventories                                                                (13,256)                   (9,237)
 Other assets                                                                   (24)                        7
 Accounts payable and accrued liabilities                                     4,997                     3,600
                                                                           --------                   -------
   Net cash (used in) operating activities                                   (6,653)                   (4,602)
                                                                           --------                   -------
Cash flows from investing activities:
 Proceeds from sale of property, plant and equipment                             11                        94
 Capital expenditures                                                        (8,618)                   (3,527)
 Loan repayments received                                                        97                       220
                                                                           --------                   -------
   Net cash (used in) investing activities                                   (8,510)                   (3,213)
                                                                           --------                   -------
Cash flows from financing activities:
 Repayment of long-term debt                                                 (8,997)                     (738)
 Proceeds from long-term debt                                                20,354                     5,261
 Initial public offering ("IPO") costs                                         (367)                        -
 Bank overdraft proceeds                                                      4,949                     3,677
 Principal payments under capital leases                                       (892)                   (1,166)
                                                                           --------                   -------
   Net cash provided by financing activities                                 15,047                     7,034
                                                                           --------                   -------
   Net (decrease) in cash and cash equivalents                                 (116)                     (781)
   Cash and cash equivalents at beginning of period                             166                       811
                                                                           --------                   -------
   Cash and cash equivalents at end of period                              $     50                   $    30
                                                                           ========                   =======

Supplemental disclosure of cash flow information:
 Income taxes paid                                                         $  1,578                   $ 3,515
                                                                           ========                   =======
 Interest paid                                                             $  1,011                   $ 1,435
                                                                           ========                   =======

   See accompanying notes to the condensed Consolidated Financial Statements

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES
             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)



1  Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States for interim financial information and Rule 10-01 of Regulation S-X.

As a result, the information contained in these unaudited consolidated financial statements and footnotes is condensed from that which would appear in annual consolidated financial statements and does not contain all of the information and footnotes required by United States generally accepted accounting principles for complete financial statements. Accordingly, these condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes contained in the Annual Report on Form 20-F for the fiscal year ended January 31, 1999, filed by Barbeques Galore Limited (the "Company") with the Securities and Exchange Commission (the "Commission") on May 3, 1999. The unaudited condensed consolidated financial statements as of July 31, 1999 and for the three and six months ended July 31, 1999 and 1998 include all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation. The results of operations for interim periods are not necessarily indicative of the results that may be expected for the entire year. The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

2  Inventories

The major classes of inventories are as follows:


                                                  January 31,            July 31,
                                                     1999                  1999
                                              -------------------  --------------------
                                                                       (Unaudited)
       In A$ thousands
       Finished goods                                    $42,524               $51,063
       Work in progress                                    1,542                 1,847
       Raw materials                                       3,283                 3,676
                                                         -------               -------
                                                          47,349                56,586
       Less: Reserve for obsolescence                       (254)                 (288)
                                                         -------               -------
                                                         $47,095               $56,298
                                                         =======               =======


3  Earnings per share

Basic earnings per share are computed by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares. Diluted earnings per share are computed by dividing net income available to ordinary shareholders by the weighted average of ordinary shares and dilutive ordinary share equivalents for the period. In calculating the dilutive effect of share options, the Company uses the treasury stock method.

4  Recent Accounting Developments

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("Statement 133") was issued by the Financial Accounting Standards Board in June 1998 and is effective for the Company's fiscal year commencing February 1, 2000. Statement 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts. Under the standard, entities are required to carry all derivative instruments in the statement of financial position at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, on the reason for holding it. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge of exposures to changes in fair values, cash flows, or foreign currencies. If the hedged exposure is a fair value exposure, the gain or loss on the derivative instrument is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. If the hedged exposure is a cash flow exposure, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of other comprehensive income (outside earnings) and subsequently reclassified into earnings when the forecasted transaction affects earnings. Any amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of the gain or loss is reported in earnings immediately. Accounting for foreign currency hedges is similar to the accounting for fair value and cash flow hedges. If the derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the period of change in fair value. The Company has not determined the impact that Statement 133 will have on its financial statements and believes that such determination will not be meaningful until closer to the date of initial adoption.

5  Segments and Related Information

The Company is engaged in the retail industry and operates through stores located in two geographic segments, Australia and the United States.

The Company measures the performance of its operating segments based on gross margin and operating income, which is defined as income before equity income of affiliates, net of tax, interest expense and income taxes. In addition, the operating income of the United States does not include all the income attributable to it for product manufactured and purchased for the United States by the Australian subsidiaries.

Summarized financial information concerning the Company's reportable segments is as follows:



                                    Australia   United States   Total
                                    ----------  -------------  --------
3 months to July 31, 1999                     (in A$ thousands)
Revenues from external customers      $20,448         $42,399  $ 62,847
                                      -------         -------  --------
Gross profit                          $ 5,984         $14,830  $ 20,814
                                      -------         -------  --------
Operating (loss) income               $(1,432)        $ 4,242  $  2,810
                                      -------         -------  --------
Total assets                          $67,513         $44,142  $111,655
                                      -------         -------  --------

3 months to July 31, 1998
Revenues from external customers      $19,741         $34,692  $ 54,433
                                      -------         -------  --------
Gross profit                          $ 6,247         $11,694  $ 17,941
                                      -------         -------  --------
Operating (loss) income               $  (813)        $ 3,199  $  2,386
                                      -------         -------  --------
Total assets                          $68,985         $35,861  $104,846
                                      -------         -------  --------

                                    Australia   United States   Total
                                    ---------   -------------  --------
6 months to July 31, 1999                     (in A$ thousands)
Revenues from external customers      $42,384         $66,978  $109,362
                                      -------         -------  --------
Gross profit                          $12,523         $22,002  $ 34,525
                                      -------         -------  --------
Operating (loss) income               $(2,117)        $ 3,243  $  1,126
                                      -------         -------  --------
Total assets                          $67,513         $44,142  $111,655
                                      -------         -------  --------

6 months to July 31, 1998
Revenues from external customers      $39,498         $51,679  $ 91,177
                                      -------         -------  --------
Gross profit                          $12,859         $16,709  $ 29,568
                                      -------         -------  --------
Operating (loss) income               $(1,128)        $ 2,517  $  1,389
                                      -------         -------  --------
Total assets                          $68,985         $35,861  $104,846
                                      -------         -------  --------

ITEM 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" at the end of this section and elsewhere in the Company's Annual Report on Form 20-F (File No. 333-37259) for the fiscal year ended January 31, 1999, filed with the Commission on May 3, 1999. Factors that could cause or contribute to such differences include those discussed herein as well as those included in the documents that the Company files from time to time with the Commission.

Overview

Barbeques Galore believes that it is the leading specialty retail chain of barbecue and barbecue accessory stores in Australia and the United States, based on number of stores and sales volume. The Company's belief is based on its years of experience in the barbecue retail industry as well as its contacts with other industry retailers, suppliers and trade associations. The Company opened its first store in Sydney, Australia in 1977 and opened its first U.S. store in Los Angeles in 1980. Barbeques Galore stores carry a wide assortment of barbecues and related accessories, a comprehensive line of fireplace products and, in Australia, home heating products, camping equipment and outdoor furniture. As of July 31, 1999, the Company owned and operated 34 stores in all six states in Australia and 53 stores (including three U.S. Navy concession stores) in ten states in the United States. In addition, as of such date, there were 48 licensed stores in Australia and ten franchised stores in the United States, all of which operate under the "Barbeques Galore" name.

The Company derives its revenue primarily from four categories: Australian retail, United States retail (including royalties and sales to franchisees), Australian licensing (including license fees and sales to licensees) and Australian wholesale. For the six months ended July 31, 1999, these categories represented 27.1%, 61.2%, 5.3% and 5.2% respectively, of the Company's net sales for such period, representing a 7.9%, 29.6%, 6.6% and (7.2%) increase (decrease) over their respective net sales levels for the six months ended July 31, 1998.

The Company believes the majority of its future growth will result from the continuing expansion of its U.S. retail business, primarily through the opening of new stores, and the refurbishment of its Australian store base. Through its vertically integrated operations, the Company manufactures a proprietary line of barbecues and home heaters for its retail stores and licensees as well as other barbecue and home heater products for its wholesale customers.

Results of Operations

The following table sets forth unaudited consolidated operating results of the Company as a percentage of net sales for the three and six months ended July 31, 1999 and 1998. Given the degree of seasonality to which the Company's business is subject, the Company's quarterly results and comparisons of such quarterly results to prior years' quarters are not necessarily indicative of future results.

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME


                                                                                                Six               Six
                                                        Three Months      Three Months         Months            Months
                                                           Ended             Ended             Ended             Ended
                                                          July 31,          July 31,          July 31,          July 31,
                                                            1998              1999              1998              1999
                                                      ----------------  ----------------  ----------------  ----------------
                                                                                   (Unaudited)
Net sales                                                       100.0%            100.0%            100.0%            100.0%
Cost of goods sold, warehouse, distribution and
occupancy costs                                                  67.0              66.9              67.6              68.4
                                                                -----             -----             -----             -----
Gross profit                                                     33.0              33.1              32.4              31.6
Selling, general and administrative expenses                     28.1              28.5              30.4              30.0
Store pre-opening costs                                           0.5               0.1               0.5               0.6
                                                                -----             -----             -----             -----
Operating income                                                  4.4               4.5               1.5               1.0
Equity in income of affiliates, net of tax                        0.2               0.2               0.2               0.2
Interest expense                                                  0.8               0.9               0.9               1.0
                                                                -----             -----             -----             -----
Income before income tax                                          3.8               3.8               0.8               0.2
Income tax expense                                                1.5               1.7               0.3               0.2
                                                                -----             -----             -----             -----
Net income                                                        2.3%              2.1%              0.5%              0.0%
                                                                =====             =====             =====             =====

There has been no material impact of inflation and changing prices on the Company's net sales and operating income for the three and six months ended July 31, 1997 through 1999, respectively.

Three Months Ended July 31, 1999 (Unaudited) Compared to Three Months Ended July 31, 1998 (Unaudited)

Net sales increased by approximately A$8.4 million, or 15.4%, to A$62.8 million for the three months ended July 31, 1999 from A$54.4 million for the three months ended July 31, 1998. Two new stores were opened in the United States during the three months ended July 31, 1999 as well as one franchise store. In Australia one new store was opened and one store relocated during this period. Comparable store sales increased 4.8% for the three months ended July 31, 1999 as compared to the three months ended July 31, 1998 and contributed A$2.0 million to the increase in net sales. Comparable store sales increased 12.2% in the United States and 3.7% in Australia. Increased sales of A$6.7 million also resulted from stores not forming part of the comparative store sales, including 12 new stores which opened in the United States in the previous twelve months.

Gross profit increased approximately A$2.9 million, or 16.2% to A$20.8 million for the three months ended July 31, 1999 from A$17.9 million for the three months ended July 31, 1998. Gross margin (gross profit as a percentage of sales) increased to 33.1% during the three months ended July 31, 1999 from 33.0% during the comparable period in 1998. The increase in gross margin was mainly attributable to an improved product mix and buying efficiencies.

Selling, general and administrative expenses (which exclude store pre-opening expenses) increased approximately A$2.6 million, or 17.0%, to A$17.9 million for the three months ended July 31, 1999 from A$15.3 million for the three months ended July 31, 1998. As a percentage of net sales, selling, general and administrative expenses increased to 28.5% during the three months ended July 31, 1999 from 28.1% during the comparable period in 1998. This percentage increase was primarily due to increased U.S.A. advertising and staffing in the marketing, purchasing and accounting departments as well as increased rebates to Australian wholesale customers.

Store pre-opening expenses decreased by A$182,000 to A$100,000 for the three months ended July 31, 1999 from A$282,000 for the three months ended July 31, 1998, due to the number and timing of United States' store opening expenditure.

Operating income increased by A$0.4 million to A$2.8 million for the three months ended July 31, 1999 from A$2.4 million for the three months ended July 31, 1998 and resulted mainly from increased U.S.A. operating income.

Income from affiliates decreased by A$11,000 to A$127,000 for the three months ended July 31, 1999 from A$138,000 for the three months ended July 31, 1998.

Interest expense increased by A$0.2 million to A$0.6 million for the three months ended July 31, 1999 from A$0.4 million for the three months ended July 31, 1998. The increase resulted mainly from the increase in the number of new stores in the U.S.A. and general working capital requirements.

The Company's effective tax rate was 43.6% in the three months ended July 31, 1999 and 38.6% in the three months ended July 31, 1998. The effective tax rate is a result of the taxing of U.S.A. profits at a tax rate of 41.0%, offset by a tax benefit calculated at 36.0% on Australian losses.

Six Months Ended July 31, 1999 (Unaudited) Compared to Six Months Ended July 31, 1998 (Unaudited)

Net sales increased by approximately A$18.2 million, or 20.0%, to A$109.4 million for the six months ended July 31, 1999 from A$91.2 million for the six months ended July 31, 1998. Seven new stores were opened in the United States during the six months ended July 31, 1999 as well as two franchise stores. In Australia one new store was opened and two stores relocated during this period. Comparable store sales increased 8.7% for the six months ended July 31, 1999 as compared to the six months ended July 31, 1998 and contributed A$6.0 million to the increase in net sales. Comparable store sales increased 13.9% in the United States and 5.4% in Australia. Increased sales of A$11.5 million also resulted from stores not forming part of the comparative store sales, including twelve new stores which opened in the United States in the previous twelve months. The balance of the increased sales was primarily attributable to a A$0.4 million increase in Australian licensing, a A$0.4 million decrease in Australian wholesale and a A$0.8 million increase in export sales mainly to the Company's distributor in the United Kingdom.

Gross profit increased approximately A$4.9 million, or 16.6% to A$34.5 million for the six months ended July 31, 1999 from A$29.6 million for the six months ended July 31, 1998. Gross margin (gross profit as a percentage of sales) decreased to 31.6% during the six months ended July 31, 1999 from 32.4% during the comparable period in 1998. The decrease in gross margin was mainly attributable to the new East Coast U.S.A. stores opened during the previous quarter as well as the time required to ramp up sales of higher margin products, including the Company's proprietary grills.

Selling, general and administrative expenses (which exclude store pre-opening expenses) increased approximately A$5.1 million, or 18.4%, to A$32.8 million for the six months ended July 31, 1999 from A$27.7 million for the six months ended July 31, 1998. As a percentage of net sales, selling, general and administrative expenses decreased to 30.0% during the six months ended July 31, 1999 from 30.4% during the comparable period in 1998. This percentage decrease was primarily due to higher leverage off a larger overall sales base which was partially offset by increased U.S.A. advertising and staffing in the marketing, purchasing and accounting departments as well as increased rebates to Australian wholesale customers.

Store pre-opening expenses increased by A$152,000 to A$596,000 for the six months ended July 31, 1999 from A$444,000 for the six months ended July 31, 1998, due to the number and timing of United States' store opening expenditure.

Operating income decreased by A$0.3 million to A$1.1 million for the six months ended July 31, 1999 from A$1.4 million for the six months ended July 31, 1998. This decrease resulted mainly from the increased store pre-opening expenses and lower gross margin during the previous quarter.

Income from affiliates decreased by A$69,000 to A$165,000 for the six months ended July 31, 1999 from A$234,000 for the six months ended July 31, 1998.

Interest expense increased by A$0.3 million to A$1.1 million in the six months ended July 31, 1999 from A$0.8 million for the six months ended July 31, 1998. The increase resulted mainly from the increase in the number of new stores in the U.S.A. and general working capital requirements.

The Company's effective tax rate was 97.5% in the six months ended July 31, 1999 and 38.0% in the six months ended July 31, 1998. The effective tax rate is a result of the taxing of U.S.A. profits at an average tax rate of 41.0%, offset by a tax benefit calculated at 36.0% on Australian losses.

Liquidity and Capital Resources

The Company has historically financed its operations through cash flow from operations and bank borrowings. In November 1997, the Company completed its IPO, raising net proceeds of approximately US$13.8 million (approximately A$19.7 million). A portion of these funds has been used to fund (i) the repayment of approximately A$12 million (approximately US$8.4 million) of indebtedness incurred under the credit facility between the Company and the Australian and New Zealand Banking Group Limited ("ANZ"), and (ii) the repayment of approximately US$1.8 million, being all indebtedness outstanding as of the completion of the IPO in November 1997 under a term loan and revolving line of credit facility with Merrill Lynch Business Financial Services, Inc. ("Merrill Lynch"). The remaining approximately US$3.6 million (approximately A$5.1 million) has been used to fund a portion of the Company's operations and investing activities and to continue the expansion of the Company's operations in the United States.

The Company has used cash flows from operations in the six months ended July 31, 1999 and 1998 of A$4.6 million and A$6.7 million, respectively. The cash used by operations primarily reflects the increase in inventory levels related to the Company's build-up of inventories and the increased number of stores in the United States.

Net cash flows used in investing activities in the six months ended July 31, 1999 and 1998 were A$3.2 million and A$8.5 million respectively. The cash flows used in investing activities for the current six months have resulted primarily from capital expenditures related to new store openings in the United States and the relocation of two stores and the opening of one new store in Australia. In the corresponding six months for the previous year, cash flows used in investing activities resulted primarily from capital expenditures related to new store openings in the United States, store refurbishments in Australia and the acquisition of two properties relating to the company's enameling and warehousing and distribution operations, respectively. The Company anticipates that it will continue to incur significant capital commitments in connection with further expansion. The actual costs that the Company will incur in connection with the opening and refurbishment of future stores cannot be predicted with precision because such costs will vary based upon, among other things, geographic location, the size of the stores and the extent of remodeling required at the selected sites. The cash flows used in operations and investing activities have been largely sourced from long term borrowings under the ANZ and Merrill Lynch Facilities (defined below) and from the Company's IPO.

At July 31, 1999 the Company had working capital of A$43.7 million and maintained minimal amounts in cash and cash equivalents, relying instead on undrawn facilities under its borrowing arrangements with ANZ and Merrill Lynch.

In June 1998, the Company and ANZ entered into a credit facility (the "ANZ Facility"), revised from a previous facility entered into in July 1994. The ANZ Facility is subject to annual review and modification, in accordance with standard Australian practice. Under this revised facility, the Company and its subsidiaries have access to facilities up to A$47.6 million comprising a multi-purpose facility in principal amount of A$16.6 million, a trade finance facility in principal amount of A$16.5 million, real property loans in principal amount of A$8.5 million and a further seasonal trade finance facility of A$6.0 million. The ANZ Facility is secured by a first security interest over the Company's present and future Australian assets and a second security interest (subordinate to a lien under the Merrill Lynch Facility) in all the Company's assets in the United States. The ANZ Facility is further guaranteed by each subsidiary of the Company including The Galore Group (USA), Inc. and Barbeques Galore, Inc. (referred to collectively as "Galore USA"). The property loans accrue interest at rates varying from 6.8% to 7.4% per annum and are secured by registered first mortgages over the respective freehold properties of the Company.

In February 1995, Barbeques Galore Inc., the Company's U.S. operating subsidiary, entered into a five year credit facility with Merrill Lynch which has been amended from time to time. As of July 31, 1999, such facility includes a term loan in aggregate principal amount of US$nil (the "Term Loan") and a revolving line of credit in aggregate principal amount of US$1.0 million (the "Revolving Line," and collectively with the Term Loan, the "Merrill Lynch Facility"). Indebtedness under the Revolving Line and Term Loan accrues interest at the 30-day commercial paper rates plus 2.70% and is payable monthly. The Merrill Lynch Facility is secured by a first security interest in all Galore U.S.A. present and future assets and is guaranteed by the Company and The Galore Group (USA), Inc., the parent of Barbeques Galore, Inc.

The Company believes the ANZ and Merrill Lynch Facilities are sufficient to meet its presently anticipated working capital and capital expenditure requirements for at least the next twelve months.

Year 2000 Readiness Disclosure

The Company established a Year 2000 compliance team in 1997, under the guidance of the Chief Financial Officer, which reports periodically to the Board of Directors and Audit Committee. To date, a full evaluation of potential Year 2000 risks has been completed and a comprehensive compliance program developed.

While the Company cannot be certain that the consequences of Year 2000 compliance issues will not have a material effect on its business, results of operation or financial condition, it has established and is well advanced with, a rigorous program aimed at minimizing or negating any such effects. As part of the ongoing Year 2000 compliance process, the Company has examined the key risk areas and considered the degree of application to its business activities and future operations.

Information Technology ("IT") Systems: In Australia, the Company replaced its entire core IT system, along with the majority of peripheral hardware and software components such as personal computers, printers and desktop applications. The replacement core IT system has been represented Year 2000 compliant and was commissioned on August 1, 1999. The existing store POS software is Year 2000 compatible and runs in a DOS environment on stand alone store-based PCs. These systems are 486MHz PCs, some of which are almost five years old and the Company is proposing to address the Year 2000 risk associated with these PCs, either by rectification work or the replacement of these superseded PCs with IBM PCs running a Windows NT network with Divergent Technologies' ARS (Applied Retail Solutions) software.

In the USA, the Company's recently installed computer system has been designed to avoid the occurrence of Year 2000 problems. Minor modifications and upgrades are currently being undertaken and full compliance is anticipated by September 1999.

Non-IT Systems: As with any modern business operation, the Company expects that some degree of non-compliance will be identified in certain technology assets such as telephone systems, office equipment and security systems. All potential systems at risk have been identified and an inventory of equipment and the vendors involved, compiled. The Company is currently in the process of contacting these vendors to ascertain whether each item of equipment is Year 2000 compliant or, if necessary, what remedial action (and cost) is required to achieve compliance.

Products: The Company's products do not utilize embedded technology and the risk, therefore, associated with holding or repairing non-compliant products, is negligible. The Company does not believe it will encounter any significant product warranty or obsolete inventory write-offs arising from Year 2000 issues.

Third Party Relationships: The majority of the Company's customers and, therefore, revenue base, is from retail sales from which little credit risk arises. Those customers to whom credit facilities are provided have been contacted by mail questionnaire, to allow the Company to assess their state of readiness in relation to Year 2000 issues. Based on the responses received, it appears unlikely that the Company will perform further follow-up procedures with customers' level of compliance.

The Company is dependent on a large number of vendors from various countries for a significant proportion of its merchandise, parts and raw materials. While there are generally no long term purchase contracts, (and no vendor accounts for more than 5% of the Company's merchandise), its results from operations could be adversely affected by a disruption of supply from key vendors. It has been widely reported that such disruptions could occur if a vendor was to experience major Year 2000 compliance problems. A mail questionnaire program has been conducted to assess the level of compliance of all current vendors. Based on the responses received, it appears unlikely that the Company will discontinue supply arrangements with any vendor who is unable to demonstrate adequate Year 2000 compliance.

The Company has also included service providers and other key business partners such as banks, telecommunication providers, transport and shipping companies in the compliance program. While the Company expects that most of this group is likely to achieve compliance, its status will be monitored for any adverse indications of risk to the Company.

Costs to Address the Company's Year 2000 Issues

Based on the preceding evaluation of the Company's state of readiness and having regard to the most likely outcomes in relation to each area of risk, the Company has estimated that the total cost to address Year 2000 issues will be approximately A$1.3 million. The vast majority of this estimate relates to the replacement of the Australian IT systems and also includes allowances for minor non-IT systems remediation.

To date, approximately A$1.1 million of the above estimate has been expended. There has been no material impact on the Company's results from operations to date.

Risks of the Company's Year 2000 Issues

The risks which the Company faces in relation to Year 2000 issues have been referred to above. Although the Company has no reason to expect that any significant third party impact will arise, given the compliance program now in place, no assurance can be made that the impact of these risk areas will not be greater than currently identified nor that no other risk issues may arise. The Company is unable to estimate whether there will be any additional significant costs arising from Year 2000 issues.

The Company's Contingency Plans for Year 2000 Issues

At the present time the Company has not developed a detailed contingency plan. As the outcome of its compliance programs becomes known, the Company will re-evaluate the need for, and extent of, any contingency plans.

Risk Factors

The following are certain factors that should be considered in evaluating the business, financial conditions and results of operations of the Company. However, these factors should not be considered to be exclusive, and readers are urged to consider the statements made elsewhere herein and in the Company's other publicly filed documents.

Implementation of Growth Strategy

The growth of the Company is dependent, in large part, upon the Company's ability to successfully execute its Company-owned store expansion program in the United States and its store refurbishment plan in Australia. Pursuant to the U.S. store expansion program, the Company opened ten new stores and closed one store in fiscal 1999. The Company currently intends to open approximately 14 new stores (including four franchise stores) in the United States in fiscal 2000. As of September 3, 1999, seven Company-owned stores and three franchise stores had been opened pursuant to this store expansion program. The Company also currently intends to open approximately 15 new stores in fiscal 2001 in the United States. The Company incurred capital expenditures relating to this program in the United States of approximately US$1.9 million in fiscal 1999 and expects to incur approximately US$1.9 million in fiscal 2000 (US$1.1 million of which had been incurred as of July 31, 1999) and US$3.5 million in fiscal 2001. Pursuant to the Company's Australian store refurbishment program, the Company refurbished one store, relocated two stores and opened one new store in fiscal 1999. The Company further intends to refurbish one store, relocate three stores and open two new stores in fiscal 2000. As of August 31, 1999, two new stores had been opened and two relocated pursuant to this store refurbishment program. The Company incurred capital expenditures relating to this program in Australia of approximately A$1.4 million in fiscal 1999 and expects to incur approximately A$2.2 million in fiscal 2000. The proposed expansion is substantially more rapid than the Company's historical growth. The success of these store expansion and refurbishment efforts will be dependent upon, among other things, the identification of suitable markets and sites for new stores, negotiation of leases on acceptable terms, construction or renovation of sites, receipt of all necessary permits and governmental approvals therefor, and, if necessary, obtaining additional financing for those sites. In addition, the Company must be able to hire, train and retain competent managers and personnel and manage the systems and operational components of its growth. There can be no assurance that the Company will be able to locate suitable store sites or enter into suitable lease agreements. In addition, there can be no assurance that, as the Company opens new stores in existing markets, these new stores will not have an adverse effect on comparable store net sales at existing stores in these markets. The failure of the Company to open new stores or relocate or remodel existing stores on a timely basis, obtain acceptance in markets in which it currently has limited or no presence, attract qualified management and personnel or appropriately adjust operational systems and procedures, would adversely affect the Company's future operating results.

The success of the Company's growth strategy may also depend upon factors beyond its immediate control. The Company has retained outside real estate consultants to assist in site selection and lease negotiations, and may depend, to an increasing extent, on the services of such consultants and other real estate experts as it accelerates the rate of new store expansion. The failure of any such consultants or experts to render needed services on a timely basis could adversely affect the Company's new store expansion. Similarly, changes in national, regional or local real estate and market conditions could limit the ability of the Company to expand into target markets or sites.

As part of its growth strategy, the Company intends to open stores in new markets where it will not initially benefit from knowledge of local market conditions, pre-existing retail brand name recognition or marketing, advertising, distribution and regional management efficiencies made possible by its store networks in existing markets. Expansion into new markets may present operating and marketing challenges that are different from those encountered in the past by the Company in its existing markets. As a result of its expansion program and its entry into new markets, primarily in the United States, and its refurbishment program in Australia, the Company has experienced, and expects to continue to experience, an increase in store pre-opening costs and refurbishment-related expenses. There can be no assurance that the Company will anticipate all of the challenges and changing demands that its expansion will impose on its management or operations and the failure to adapt thereto, would adversely affect the Company's implementation of its growth strategy.

If the Company determined to, or was required to, close a Barbeques Galore store, the Company would attempt to sublet the vacated store space in order to cover ongoing lease costs. Even if the Company was able to sublet such store, the Company may incur significant costs in writing off leasehold improvements.

In addition, the Company's proposed expansion plans will result in increased demand on the Company's managerial, operational and administrative resources.
As a result of the foregoing, there can be no assurance that the Company will be able to successfully implement its growth strategies, continue to open new stores or maintain or increase its current growth levels. The Company's failure to achieve its expansion plan could have a material adverse effect on its future business, operating results and financial condition. See " - Management of Operational Changes" and " - Reliance on Systems".

Effect of Economic Conditions and Consumer Trends

The success of the Company's operations depends upon a number of factors related to consumer spending, including future economic conditions affecting disposable consumer income such as employment, business conditions, interest rates and taxation. If existing economic conditions were to deteriorate, consumer spending may decline, thereby adversely affecting the Company's business and results of operations. Such effects may be exacerbated by the significant current regional concentration of the Company's business in Australia and the Pacific West, Southwestern and East coast U.S. markets.

The success of the Company depends on its ability to anticipate and respond to changing merchandise trends and consumer demands in a timely manner. The Company believes it has benefited from a lifestyle trend toward consumers spending more quality time together in outdoor family gatherings and social activities. Any change in such trend could adversely affect consumer interest in the Company's major product lines. Moreover, the Company's products must appeal to a broad cross-section of consumers whose preferences (as to product features such as colors, styles, finishes and fuel types) cannot always be predicted with certainty and may change between sales seasons. If the Company misjudges either the market for its merchandise or its customers' purchasing habits, it may experience a material decline in sales or be required to sell inventory at reduced margins. The Company could also suffer a loss of customer goodwill if its manufacturing operations or stores do not adhere to its quality control or service procedures or otherwise fail to ensure satisfactory quality of the Company's products. These outcomes may have a material adverse effect on the Company's business, operating results and financial condition.

Management of Operational Changes

The Company has identified a number of areas for improvement in its operations which will have a significant impact on the implementation of its growth strategy. The Company has, in recent years, replaced or upgraded its management information systems and integrated its central inventory management systems with point-of-sale terminals in Barbeques Galore stores, and currently plans to introduce automated replenishment of store inventory in Australia in the near term. In the United States, the Company is currently upgrading to the latest version of software by JDA Software Group Inc. ("JDA") and is using both outside consultants and the vendor to assist with the process. The total expected capital expenditure for such project is not expected to be significant. In addition, the Company is currently in the process of transferring its general ledger application from its existing computer system to the above-mentioned JDA software system, having completed the transfer of the accounts payable application during the current quarter. The Company has completed the relocation of its enameling operations which are now operational, to the same facilities as its barbecue and home heater manufacturing operations adjacent to its Australian headquarters, with the in-line powder coating operation commencing mid-November 1998 after successful trials during the previous month. In addition, the Company rearranged the assembly, warehouse and Australian distribution operations to further improve its production flow, inventory control and distribution management. The relocation of the Company's enameling operations and related changes resulted in the incurring of approximately A$454,000 in costs, required additional capital expenditures of approximately A$2.8 million and the obtaining of a number of building, environmental and other governmental permits. In addition, as the Company expands into new regions or accelerates the rate of its U.S. store expansion, the Company may need additional warehouse capacity. In order to meet such needs, the Company intends to secure another distribution center or expand its current warehouse facilities in the United States or utilize public warehousing space, in each case depending on availability and cost at such time. There can be no assurance as to whether or when the Company will be able to effect its systems upgrades, any expansion or replacement of distribution facilities, or any other necessary operational changes that may arise, or that the Company will not incur cost overruns or disruptions in its operations in connection therewith. The failure of the Company to effect these and any other necessary operational changes on a timely basis would adversely affect the ability of the Company to implement its growth strategy and, therefore, its business, financial condition and operating results.

Competition

The retail and distribution markets for barbecues and the Company's other product offerings are highly competitive in both the United States and Australia. The Company's retail operations compete against a wide variety of retailers, including mass merchandisers, discount or outlet stores, department stores, hardware stores, home improvement centers, specialty patio, fireplace or cooking stores, warehouse clubs and mail order companies. The Company's manufacturing and wholesale operations compete with many other manufacturers and distributors throughout the world, including high-volume manufacturers of barbecues and home heaters. Barbeques Galore competes for retail customers primarily based on its broad assortment of competitively priced, quality products (including proprietary and exclusive products), convenience, customer service and the attractive presentation of merchandise within its stores. Many of the Company's competitors have greater financial, marketing, distribution and other resources than the Company, and particularly in the United States, may have greater name recognition than the Company. Furthermore, the lack of significant barriers to entry into the Company's segment of the retail industry may also result in new competition in the future.

Seasonality; Weather; Fluctuations in Results

The Company's business is subject to substantial seasonal variations which have caused, and are expected to continue to cause, its quarterly results of operations to fluctuate significantly. Historically, the Company has realized a major portion of its net sales and a substantial portion of its net income for the year during summer months and holiday seasons when consumers are more likely to purchase barbecue products, camping equipment and outdoor furniture. In anticipation of its peak selling seasons (late spring and early summer), the Company substantially increases its inventory levels and hires a significant number of part-time and temporary employees. In non-peak periods, particularly in late winter in the United States and early fall in Australia, the Company regularly experiences monthly losses. These seasonal trends result in the Company experiencing a loss in its first fiscal quarter. The Company believes this is the general pattern associated with its segment of the retail industry and expects this pattern will continue in the future. Partially offsetting the effects of seasonality, the Company operates in both the Southern and Northern hemispheres, which have opposite seasons, and offers fireplace products and (in Australia) home heaters in the fall and winter months. However, sales of any of the Company's major product lines (in particular, home heaters) may vary widely in peak seasons depending on, among other things, prevailing weather patterns, local climate conditions, actions by competitors and shifts in timing of holidays. The Company's quarterly and annual results of operations may also fluctuate significantly as a result of a variety of other factors, including the timing of new store openings, releases of new products and changes in merchandise mix throughout the year. The Company has in the past experienced quarterly losses, particularly in its fiscal first quarter, and expects that it will experience such losses in the future. Because of these fluctuations in operating results, the results of operations in any quarter are not necessarily indicative of the results that may be achieved for a full fiscal year or any future quarter. If for any reason the Company's sales or gross margins during peak seasons or periods were substantially below expectations, the Company's quarterly and annual results would be adversely affected.

Reliance on Systems

In the United States, the Company has installed a JDA system on an IBM AS400 platform, which allows it to manage distribution, inventory control, purchasing, sales analysis, warehousing and financial applications. The Company currently runs its general ledger application on its pre-existing computer system, having completed the transfer of the accounts payable application during the current quarter, to the more powerful JDA system. At the store level, the Company has installed Point of Sale ("POS") computer terminals as its cash registers in all stores. Each POS terminal is equipped with a bar code scanner for ease of product input and validation. Each store's transaction data is captured by its POS terminals and transferred into the main JDA system daily. The JDA system provides extensive reporting and inquiry capability at both the store and corporate levels, including daily transaction data, margin information, exception analysis and stock levels. Additionally, the system permits inventory and pricing updates to be electronically transmitted to the stores on a daily basis.

In Australia, the existing Wang VS system has been replaced by a SUN Systems Ultra 60 running a UNIX environment. The Company has also installed a Microsoft NT Server for all its desktop applications with the Microsoft suite of software.

The Company's Head Office Information Systems process all distribution, warehouse management, inventory control, purchasing, merchandising, financial and office automation applications. Each store has PC-based POS registers which manage all sales transactions and store based purchasing transactions. At the end of each day's processing, the data from each register is consolidated onto one register which has an attached modem and which is polled daily to upload the data to the head office system. The Company relies upon its existing management information systems in operating and monitoring all major aspects of the Company's business, including sales, gross margins, warehousing, distribution, purchasing, inventory control, financial accounting and human resources. Any disruption in the operation of the Company's management information systems, or the Company's failure to continue to upgrade, integrate or expend capital on such systems as its business expands, could have a material adverse effect upon the Company's business, operating results and financial condition.

As the head office system was not able to handle dates beyond January 1, 2000 the Company decided to replace its existing hardware and software rather than rework the existing software to be Year 2000 compatible. See "Part I - Item 2 - Management's Discussion and Analysis of Financial Condition and Results of Operations - Year 2000 Readiness Disclosure". The Company appointed Berger Software, an Australian software house, specializing in distribution and warehousing management software to supply the main business application software. The new system handles financial accounting functions and the Company will also be integrating an Executive Information system to provide additional
interrogation capabilities.   The existing store POS software is Year 2000
compatible and runs in a DOS environment on stand alone store-based PCs. These systems are 486MHz PCs, some of which are almost five years old and the Company is proposing to address the Year 2000 risk associated with these PCs, either by rectification work or the replacement of these superseded PCs with IBM PCs running a Windows NT network with Divergent Technologies' ARS (Applied Retail Solutions) software.

Envisaged benefits flowing therefrom include the introduction of E-Commerce, sophisticated customer loyalty programs and the combination of Electronic Funds Transfer at Point of Sale ("EFTPOS") into the new POS hardware which will improve customer throughput and reduce bank charges. This system is currently being tested with the intention being to pilot the software at certain stores prior to installation throughout the group. The store systems will continue to be polled on a daily basis and the data transmitted back to head office, for loading into the new Berger software system, producing all the necessary management reporting.

The Company expects that the Information Systems replacement and upgrade which will be customized to its requirements will necessitate capital expenditures of approximately A$1.0 million. The replacement core IT system has been represented Year 2000 compliant and was commissioned on August 1, 1999, although no assurance can be given that these issues can be resolved in a cost-effective or timely manner or that the Company will not incur significant expense in resolving these issues. The Company's newly installed computer system in the United States has been designed to avoid the occurrence of such problems with the year 2000.

Dependence on Key Employees

The Company's success is largely dependent on the efforts and abilities of its executive officers, particularly, Sam Linz, Chairman of the Board, Robert Gavshon, Deputy Chairman of the Board, John Price, Head of Research and Product Development and Director, and Sydney Selati, President of Barbeques Galore, Inc., the Company's U.S. operating subsidiary, and Director. These individuals have an average of 16 years of experience with the Company and have chief responsibility for the development of the Company's current business and growth strategies. Benjamin A. Ramsey, Jr. was promoted to the newly created position of Executive Vice President of Barbeques Galore, Inc on August 26, 1999 and simultaneously assumed responsibility for store operations, human resources, training and development, new store development and barbecue sales to real estate developers and contractors. The Company does not have employment contracts with any of its executive officers. The loss of the services of these individuals or other key employees could have a material adverse effect on the Company's business, operating results and financial condition. The Company's success is also dependent upon its ability to continue to attract and retain qualified employees to meet the Company's needs for its new store expansion program in the United States and its store refurbishment plans in Australia.

Risks Associated with International Operations; Dependence on Significant Vendors and Suppliers

Barbeques Galore, with its headquarters, manufacturing, enameling, wholesale and non-U.S. store operations in Australia, transacts a majority of its business in Australia and obtains a significant portion of its merchandise, parts and raw materials from China, Taiwan, Indonesia, Thailand, Italy and other markets outside of the United States and Australia. There are risks inherent in doing business in international markets, including tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, political instability, expropriation, nationalization and other political risks, foreign exchange controls, technology, export and import restrictions or prohibitions, delays from customs brokers or government agencies, seasonal reductions in business activity, subjection to multiple taxation regimes and potentially adverse tax consequences, any of which could materially adversely affect the Company's business, operating results and financial condition.

The Company purchases certain of its finished inventory and manufacturing parts and all of its raw materials from numerous vendors and suppliers and generally has no long-term purchase contracts with any vendor or supplier. During the six months ended July 31, 1999, the Company purchased inventory from over 500 vendors in the United States, Australia and Asia. In such period, approximately 25% of the Company's merchandise purchases were obtained from the Company's ten largest vendors. Although no vendor accounted for more than 5% of the Company's merchandise purchases in such period, the Company considers certain barbecue brands to be significant to its business, especially in the United States. During the twelve months ended January 31, 1999 and the six months ended July 31, 1999, the Company purchased barbecue and home heater parts from over 90 suppliers in Asia, Australia and North America. No single supplier accounted for more than 5% of factory parts and raw material purchases during the twelve months ended January 31, 1999, other than Horan's Steel Pty Ltd, an Australian steel distributor, Bromic Pty Ltd ("Bromic"), an Australian gas components importer, Sheet Metal Supplies Pty Ltd ("SMS"), Bright & Bartholomew Pty Ltd and Amcor Fibre Packaging Australia, (a member of the Amcor Ltd Group), which accounted for approximately 10%, 15%, 15%, 7% and 6% of these purchases, respectively. Approximately 79% of the Company's factory parts and raw material purchases were obtained in such twelve-month period from the Company's ten largest suppliers. During the six months ended July 31, 1999, SMS and Bromic supplied the Company with approximately 19% and 13% respectively of the Company's factory parts and raw material purchases and approximately 64% of the Company's factory parts and raw material purchases were obtained from the Company's ten largest suppliers. The Company's results of operations could be adversely affected by a disruption in purchases from any of these key vendors or suppliers or from volatility in the prices of such parts or raw materials, especially the price of steel, which has fluctuated in the past. In addition, some of the Company's key suppliers currently provide the Company with certain incentives, such as volume and trade discounts as well as other purchasing incentives. A reduction or discontinuance of these incentives could have an adverse effect on the Company. Although the Company believes that its relationships with its vendors and suppliers are good, any vendor or supplier could discontinue selling to the Company at any time.

Product Liability and Governmental and Other Regulation

Many of the Company's products use gas and flame and, consequently, are subject to regulation by authorities in both the United States and Australia in order to protect consumers, property and the environment. For example, the Company's products and the personal use thereof are subject to regulations relating to, among other things, the use of fire in certain locations (particularly restrictions relating to the availability or frequency of use of wood heating in homes and barbecues in apartments), restrictions on the sale or use of products that enhance burning potential such as lighter fluid, restrictions on the use of gas in specified locations (particularly restrictions relating to the use of gas containers in confined spaces) and restrictions on the use of wood burning heaters. Compliance with such regulations has not in the past had, and is not anticipated to have, a material adverse effect on the Company's business, operating results and financial condition. Nonetheless, such regulations have had, and can be expected to have, an increasing influence on product claims, manufacturing, contents, packaging and heater usage. In addition, failure of a product could give rise to product liability claims if customers, employees or third parties are injured or any of their property is damaged while using a Company product. Such injury could be caused, for example, by a gas valve malfunction, gas leak or an unanticipated flame-up resulting in injury to persons and/or property. Even if such circumstances were beyond the Company's control, the Company's business, operating results and financial condition could be materially adversely affected. In the event of such an occurrence, the Company could incur substantial litigation expense, receive adverse publicity, suffer a loss of sales or all or any of the foregoing. Although the Company maintains liability insurance in both Australia and the United States, there can be no assurance that such insurance will provide sufficient coverage in any particular case. In Australia, the limit of the Company's product liability coverage is A$100 million, any one claim and in the aggregate. In the United States, the Company's U.S. operating subsidiary is covered by a policy having general liability coverage limited at US$11 million. There is no assurance that certain jurisdictions in which the Company operates will not impose additional restrictions on the sale or use of the Company's products.

In addition, the Company's barbecue and home heater manufacturing and enameling operations are subject to regulations governing product safety and quality, the discharge of materials hazardous to the environment, water usage, workplace safety and labor relations. The Company's distribution facilities are also subject to workplace safety and labor relations regulations. The Company believes that it is in substantial compliance with such regulations. The sale of certain products by the Company may result in technical violations of certain of the Company's leases which prohibit the sale of flammable materials in or on the leased premises. As a barbecue and barbecue accessories store, the Company sells lighter fluid, lighters, matches and similar products which may be considered flammable when in contact with open flame or activated. The Company does not store containers of gas for barbecue grills in its stores. The Company stores matches, lighters and the like in closed containers or in displays where the chance of activation is remote, and does not store such items near open flames. Over the Company's operating history, the Company's landlords have been made aware that the Company sells such products. To date, no landlord has terminated or threatened termination of any lease due to such sales.

The foregoing regulations and restrictions could have a material adverse effect on the Company's business, operating results or financial condition.

Uncertainties Regarding Manufacturing and Distribution of Merchandise

The Company manufactures a substantial portion of the barbecues and home heaters sold in its stores and distributes merchandise to Barbeques Galore stores primarily from its distribution centers located at its headquarters in Australia and Irvine, California. Throughout the manufacturing process, the Company utilizes heavy machinery and equipment to produce and assemble barbecues and home heaters from parts and raw materials supplied from numerous third party suppliers. In distributing merchandise, the Company relies upon third party sea carriers to ship its manufactured products from Australia to the United States, as well as third party surface freight carriers to transport all its merchandise from its distribution centers and warehouses to stores. Accordingly, the Company is subject to numerous risks associated with the manufacturing and distribution of its merchandise, including supply interruptions, mechanical risks, labor stoppages or strikes, inclement weather, import regulation, changes in fuel prices, changes in the prices of parts and raw materials, economic dislocations and geopolitical trends. In addition, the Company believes that, while its distribution facilities are sufficient to meet Barbeques Galore's current needs, the Company may need another distribution center or larger facilities in the United States or Australia to support the further growth and expansion of stores.

Risks Related to Franchised and Licensed Stores

As of July 31, 1999, there were 48 licensed stores in Australia and ten franchised stores in the United States, all of which are operated under the "Barbeques Galore" name by independent licensees or franchisees who purchase proprietary and other store products, and receive support services, from the Company. The licensees and franchisees operate such stores pursuant to agreements which typically permit licensees and franchisees to assign the agreements to their immediate family and provide the licensees and franchisees with exclusive geographical sales territories. The Company monitors its licensed and franchised stores to assure their conformity to Barbeques Galore's standards and image and requires the licensees and franchisees to comply with Barbeques Galore's merchandising and advertising guidelines. Although the Company believes that its licensees and franchisees are presently in substantial compliance with Company guidelines and that its license and franchise arrangements have not been problematic in any material respect in the past, serious or protracted failures by licensees or franchisees to adhere to Company standards could adversely affect customer loyalty and diminish the Company's brand name or reputation for quality products and services, and could require the Company to devote significant management attention and resources to enforcing its rights under such agreements. Conversely, if the Company fails to provide adequate support services or otherwise breaches its contractual obligations to any licensee or franchisee, such failure or breach could result in termination of, or litigation relating to, the relevant licensing or franchise agreement and the loss of fees and sales revenue thereunder. The licensing agreements in Australia are terminable at will (absent fraud) by the licensees only, generally upon sixty days' notice.

Currency Fluctuations

The Company prepares its consolidated financial statements in Australian dollars, but a substantial portion of the Company's revenues and expenses are denominated in U.S. dollars and, to a lesser extent, other foreign currencies. Accordingly, the Company is subject to risks of currency exchange to the extent of currency fluctuations between the Australian dollar and the U.S. dollar or other currencies in which the Company transacts its business. This currency imbalance has resulted in, and may continue to result in, foreign currency transaction gains and losses. Prior to the current fiscal year, the Company's Australian operations have hedged a portion of its imports against exchange rate fluctuations with respect to the Australian dollar. However, in its U.S. operations, the Company has not, and it currently does not, actively hedge against exchange rate fluctuations, although it may elect to do so in the future. Accordingly, changes in exchange rates may have a material adverse effect on the Company's net sales, cost of goods sold, gross margin and net income, any of which alone or in the aggregate may in turn have a material adverse effect on the Company's business, operating results and financial condition. Such currency issues could, thus, affect the market price for the American Depositary Shares ("ADSs"). Although the Company does not anticipate paying any regular cash dividends on the Ordinary Shares or the ADSs in the foreseeable future, the above exchange rate fluctuations would affect the conversion into U.S. dollars (for payment to holders of ADSs) by Morgan Guaranty Trust Company as Depositary, of any cash dividends paid in Australian dollars on the Ordinary Shares represented by the ADSs.

Restrictions on Foreign Ownership; Antitakeover Restrictions

Under Australian law, foreign persons are prohibited from acquiring more than a limited percentage of the shares in an Australian company without approval from the Australian Treasurer or in certain other limited circumstances. These limitations are set forth in the Australian Foreign Acquisitions and Takeovers Act (the "Takeovers Act"). Under the Takeovers Act, as currently in effect, any foreign person, together with associates, is prohibited from acquiring 15% or more of the outstanding shares of the Company (or else the Treasurer may make an order requiring the acquiror to dispose of those shares within a specified period of time). In addition, if a foreign person acquires shares in the Company and as a result the total holdings of all foreign persons and their associates exceeds 40% in the aggregate without the approval of the Australian Treasurer, then the Treasurer may make an order requiring the acquiror to dispose of those shares within a specified time. The Company has been advised by its Australian counsel, Freehill, Hollingdale & Page, that under current foreign investment policy, however, it is unlikely that the Treasurer would make such an order where the level of foreign ownership exceeds 40% in the ordinary course of trading, unless the Treasurer finds that the acquisition is contrary to the national interest. The same rule applies if the total holdings of all foreign persons and their associates already exceeds 40% and a foreign person (or its associate) acquires any further shares, including in the course of trading in the secondary market of the ADSs. In addition, if the level of foreign ownership exceeds 40% at any time, the Company would be considered a foreign person under the Takeovers Act. In such event, the Company would be required to obtain the approval of the Treasurer for the Company, together with its associates, to acquire (i) more than 15% of an Australian company or business with assets totaling over A$5 million or (ii) any direct or indirect ownership interest in Australian residential real estate. In addition, the percentage of foreign ownership of the Company would also be included in determining the foreign ownership of any Australian company or business in which it may choose to invest. Since the Company has no current plans for any such acquisitions and only owns commercial property, any such approvals required to be obtained by the Company as a foreign person under the Takeovers Act will not affect the Company's current or future ownership or lease of property in Australia. However, there would be no material tax consequence to shareholders of the Company (including holders of ADSs) resulting from the Company being deemed a foreign person under the Takeovers Act. If all of the ADSs are owned by foreign persons or their associates, then the level of foreign ownership of the Company's equity securities would be approximately 65.2%. The level of foreign ownership could also increase in the future if existing Australian investors decide to sell their shares into the U.S. market or if the Company were to sell additional Ordinary Shares or ADSs in the future.

The Company has additionally provided that all stock options outstanding under the Company's Executive Share Option Plan at such time as the Company becomes subject to a takeover bid pursuant to which the offeror acquires at least thirty percent (30%) of the outstanding Ordinary Shares of the Company shall become immediately exercisable for a period of up to 120 days, measured from the date the Board notifies the optionee of the takeover bid. Similarly, the Company has provided that all stock options outstanding under the Company's 1997 Share Option Plan at such time as the Company is acquired by merger or asset sale pursuant to which such stock options are not assumed or replaced by the successor corporation shall become immediately exercisable for a period of one
(1) year (or until the expiration of the stock option term, if earlier). There are 203,038 Ordinary Shares underlying stock options outstanding pursuant to the Executive Share Option Plan, which became exercisable on February 1, 1999 and 243,096 Ordinary Shares underlying stock options granted under the Company's 1997 Share Option Plan, which, barring acceleration, will become exercisable as to 225,450 in three equal installments on November 9, 2001, November 9, 2002 and October 9, 2003 and as to 17,646 in three equal installments on September 1, 2001, September 1, 2002 and August 1, 2003 according to the terms of the 1997 Share Option Plan. Such investment restrictions and dilutive acceleration events discussed above could have a material adverse effect on the Company's ability to raise capital as needed and could make more difficult or render impossible attempts by certain entities (especially foreign entities, in the case of the Takeovers Act) to acquire the Company, including attempts that might result in a premium over market price to holders of ADSs.

The Constitution of the Company contains certain provisions that could impede any merger, consolidation, takeover or other business combination involving the Company or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of the Company. Provisions contained in the Constitution, among other things, (i) in effect divide the Board of Directors of the Company into three classes, which serve for staggered three-year terms, (ii) provide that the shareholders may amend or repeal special resolutions, including changes to the Constitution and extraordinary transactions, only by a vote of at least 75% of the votes cast at a meeting at which a quorum is present, (iii) require extended notice (of up to 28 days) for special resolutions considered by the Board of Directors, and (iv) authorize the Board of Directors, without any vote or action by shareholders of the Company, to issue, out of the Company's authorized and unissued capital shares, shares in different classes, or with special, preferred or deferred rights, which may relate to voting, dividend, return of capital or any other matter. Although the Company currently has no plans to issue any preferred shares, the rights of the holders of Ordinary Shares or ADSs will be subject to, and may be adversely affected by, the rights of the holders of any preferred or senior share that may be issued in the future. The issuance of any preferred or senior shares, and the other provisions of the Constitution referred to above, could have the effect of making it more difficult for a third party to acquire control of the Company.

In certain circumstances, non-residents of Australia may be subject to Australian tax on capital gains made on the disposal of shares or ADSs. The rate of Australian tax on taxable gains realized by non-residents of Australia is 36% for companies. For individuals, the rate of tax increases from 29% to a maximum of 47%.

ITEM 3. Quantitative and Qualitative Disclosures about Market Risk

Market risks relating to the Company's operations result primarily from changes in interest rates and changes in foreign exchange rates.

Foreign Currency Market Risk

The Company's functional currency is the Australian dollar although it transacts a portion of its business in foreign currencies and accordingly has foreign currency exposure through its sales in the United States and purchases from overseas suppliers in U.S. dollars.

Prior to the current fiscal year, the Company's Australian operations have hedged a portion of its imports against exchange rate fluctuations with respect to the Australian dollar. However, in its U.S. operations, the Company has not, and it currently does not, actively hedge against exchange rate fluctuations, although it may elect to do so in the future. Accordingly, changes in exchange rates may have a material adverse effect on the Company's net sales, cost of goods sold, gross margin and net income, any of which alone or in the aggregate may in turn have a material adverse effect on the Company's business, operating results and financial condition.

The notional amount of foreign currency forward contracts used as a means of offsetting fluctuations in the dollar value of foreign currency accounts payable is set out below. The counterparties to the contracts are major financial institutions and the risk of loss to the Company in the event of non-performance by a counterparty, is not significant.

                                                       January 31,     July 31,        January 31,      July 31,
                                                          1999          1999              1999            1999
                                                       -----------     -------         ----------       --------
                                                        (Weighted average rate)           (in A$ thousands)
Buy U.S. dollars
Not later than one year                                   0.6335        0.6499            $604           $8,551
                                                                                          ====           ======

The notional value of foreign currency contracts approximates the fair value.

Interest Rate Risk

As the Company has long-term debt under the facilities with ANZ and Merrill Lynch, it is exposed to changes in interest rates.

The ANZ facility comprises bank bills which are generally taken out for periods varying from approximately 30 to 90 days and rolled over at the end of their respective terms. Overseas purchases are generally refinanced for periods varying up to approximately 170 days. As of January 31, 1999 and July 31, 1999 the weighted average interest rates accruing on the bank bills utilized under the ANZ Facility were as follows:


                                      January 31,        January 31,        January 31,         January 31,
                                         1999               2000              1999                 2000
                                      ----------         ----------         ----------         ------------
                                            (in A$ thousands)                  (interest rate per annum)
Bank bills                               15,721             20,656             5.7%                5.9%
Property loans                            8,450              8,450             6.9% to 9.6%        6.8% to 7.4%

As of July 31, 1999 the Merrill Lynch facility includes a term loan of US$nil and a revolving line of credit amounting to US$1.0 million. Indebtedness under the term loan and revolving line of credit accrues interest at the 30-day commercial paper rates plus 2.70% and is payable monthly.

The Company's total long-term debt matures as follows:

     12 months ending July 31,          (in A$ thousands)
     -------------------------          -----------------
            2000                        $     39
            2001                          29,106
                                        --------
                                        $ 29,146
                                        ========

                          PART II   OTHER INFORMATION

ITEM 1.  Legal Proceedings

Not applicable.


ITEM 2.  Changes in Securities and Use of Proceeds

In 1998, pursuant to an agreement with certain holders of convertible notes (all of which were converted into ordinary shares in connection with the Company's IPO, the Company registered 1,044,845 ordinary shares, on Form F-1 (the "Resale F-1"), each having a par value of A$3.64 and each represented by one American Depositary Share (each, a "Resale ADS") for resale by shareholders of the Company under the Securities Act of 1933, as amended. 997,926 of these ordinary shares were received upon the conversion of the convertible notes. The remainder of these ordinary shares were registered voluntarily by the Company and are presently held by long-term shareholders of the Company who may wish to divest all or portion of their holdings in the Company. On or about April 22, 1999, the Company removed from registration 979,731 Resale ADSs that remained unsold as of December 15, 1998, the date at which all shareholders listed on the Resale F-1 became entitled to sell their Resale ADSs pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended.


ITEM 3.  Default Upon Senior Securities

Not applicable.


ITEM 4.  Submission of Matters to a Vote of Security Holders

The Company convened a duly noticed annual general meeting of shareholders on June 26, 1999 at which a quorum was present. Mr. Edgar Berner retired by rotation in accordance with the provisions of Article 65 of the Company's Constitution and being eligible, offered himself for re-election and was duly elected with 1,737,007 votes in favor, 0 votes against, and 0 abstentions. Mr. Robert Gavshon retired by rotation in accordance with the provisions of Article 63 of the Company's Constitution and being eligible, offered himself for re-election and was duly elected with 1,737,007 votes in favor, 0 votes against, and 0 abstentions. Mr. Sam Linz, Mr. John Price, Mr. Gordon Howlett and Mr. Sydney Selati continued in office as directors of the Company.


ITEM 5.  Other Information

Not applicable.

ITEM 6. Exhibits and Current Reports on Form 6-K

(a)  Exhibits

       Exhibit
       Number
       ------

       13.1* Annual Report on Form 20-F (File No. 333-37259) for the fiscal year ended January 31, 1999.

       22.1** Materials distributed to shareholders with respect to the Company's Annual General Meeting held on June 29, 1999 at 10:00 a.m. (Sydney, Australia time), including (i) Notice of Annual General Meeting, (ii) form of proxy for holders of ADRs, which represent ADSs, which in turn, represent Ordinary Shares, (iii) form of proxy for holders of Ordinary Shares, and (iv) a letter dated May 13, 1999 from Mr. Sam Linz, Chairman of the Board, Mr. Robert Gavshon, Executive Deputy Chairman and Mr. Sydney Selati, President of the Company's U.S. operating subsidiary.

_______________________

       * Previously filed with the Commission on May 3, 1999, and incorporated by reference herein.

       ** Previously filed with the Commission on June 11, 1999, and incorporated by reference herein.

   (b) There were no current reports on Form 6-K filed during the quarter ended July 31, 1999.

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934



                         BARBEQUES GALORE LIMITED
                         (Registrant)


                         By:  /s/ ROBERT B. GAVSHON
                              ---------------------
                         Robert B. Gavshon
                         Executive Deputy Chairman


Date:
September 14, 1999